EXHIBIT 21.1

Subsidiaries of AVAST Software B.V.

NAME	Jurisdiction of Incorporation/Organization
AVAST Software a.s.	Czech Republic
AVAST Software Deutschland GmbH	Germany
AVAST Software Österreich GmbH	Austria
AVAST Software, Inc.	United States
Nadační fond AVAST	Czech Republic